United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Attn: Jenifer Gallagher

August 30, 2010

Re:	Rockwell Diamonds Inc
Form 20-F for the Fiscal Year Ended February 28, 2009 filed on September 14, 2009
File No. 000-30588

Dear Ms. Gallagher,

We are in receipt of your letter (“Comment Letter”) dated June 10, 2009, requesting that we provide the Securities and Exchange Commission (the “Commission”) with certain additional information regarding matters discussed in the Form 20-F for the fiscal year ended February 28, 2009 filed with the Commission by Rockwell Diamonds Inc on September 14, 2009 and response materials sent on April 26, 2010.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commision from taking any action with respect to the filing.

Rockwell Diamonds Inc may not assert staff comments as a defense in any proceedings initiated by the Commision or any person under the federal securities laws of the United States.

Our responses to your questions are indicated below:

Item 1 (Filing on Edgar)

An amended form 20fa was filed on Edgar on July 8, 2010 as correction on the inaccurate materials sent to Jenifer Gallagher on April 26, 2010. These materials will be filed as correspondence.

Item 2 (20F Version)

A “redlined” version will be provided upon filing.

Item 3 (Cover)

The revised document states the amended status and includes an explanatory paragraph.

Item 4 (Outstanding shares)

The number of outstanding shares is shown as required.

Item 5 ( Draft report of independent Accounting firm)

The reports have been adjusted as required.

Item 6 (Note 17)

Accounting policy has been adjusted to clarify the use of estimates.

The methodologies for estimation of resources are disclosed under ITEM 4 INFORMATION ON THE COMPANY under the heading, “Basis for Unit of Production and Depletion of Mineral Resources by Rockwell”

If you have further questions or need additional information, please contact Gerhard Jacobs, Chief Financial Officer, at 27(11)481-7250. Thank you for your time and consideration.

Sincerely,

ROCKWELL DIAMONDS INC

/s/ Gerhard Jacobs

Gerhard Jacobs
Chief Financial Officer